                                                                  EXHIBIT 99.1




                             CANWEST MEDIAWORKS INC.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2006
                                AND MAY 31, 2005

                                   (UNAUDITED)

(PRICEWATERHOUSECOOPERS LOGO)

                                                   PRICEWATERHOUSECOOPERS LLP
                                                   CHARTERED ACCOUNTANTS
                                                   One Lombard Place, Suite 2300
                                                   Winnipeg, Manitoba
                                                   Canada R3B 0X6
                                                   Telephone +1 (204) 926 2400
                                                   Facsimile +1 (204) 944 1020

July 6, 2006

TO THE AUDIT COMMITTEE OF CANWEST MEDIAWORKS INC.

In accordance with our engagement letter dated March 22, 2005, we have reviewed the accompanying interim consolidated balance sheet of CANWEST MEDIAWORKS INC. (the "Company") as at May 31, 2006 and the related interim consolidated statements of earnings, retained earnings and cash flows for the three and nine month periods ended May 31, 2006 and 2005. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                             CANWEST MEDIAWORKS INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                         FOR THE THREE            FOR THE
                                                         MONTHS ENDED        NINE MONTHS ENDED
                                                      ------------------   ---------------------
                                                      MAY 31,    MAY 31,    MAY 31,     MAY 31,
                                                        2006      2005        2006        2005
                                                      -------   --------   ---------   ---------
                                                                (REVISED                (REVISED
                                                                 NOTES                   NOTES
                                                                 1 & 6)                  1 & 6)
Revenue                                               731,144   799,336    2,225,174   2,340,837
Operating expenses                                    406,692   415,317    1,174,793   1,150,495
Selling, general and administrative expenses          208,097   190,154      619,922     564,369
Ravelston management contract termination                  --       188           --         750
                                                      -------   -------    ---------   ---------
                                                      116,355   193,677      430,459     625,223
Amortization of intangibles                               676     4,988       11,138      14,885
Amortization of property, plant and equipment          24,444    23,314       72,214      67,737
Other amortization                                      3,335     1,291        6,167       3,773
                                                      -------   -------    ---------   ---------
Operating income                                       87,900   164,084      340,940     538,828
Interest expense                                      (45,942)  (58,836)    (144,452)   (192,686)
Interest income                                           346       994        1,592       2,871
Amortization of deferred financing costs               (1,524)   (3,093)      (4,954)     (8,414)
Interest rate and foreign currency swap losses         (4,746)   (7,530)    (132,445)    (57,030)
Foreign exchange gains (losses)                       (12,042)     (792)     (12,467)      1,111
Loan impairment recovery (charge)                       5,836    (6,182)       8,888      (6,182)
Investment gains, losses and write-downs (note 5)         202       285      103,259         231
Loss on debt extinguishment (note 4)                       --        --     (116,880)    (43,992)
                                                      -------   -------    ---------   ---------
                                                       30,030    88,930       43,481     234,737
Provision for (recovery of) income taxes (note 3)      (5,099)   17,727      (61,001)     53,326
                                                      -------   -------    ---------   ---------
Earnings before the following                          35,129    71,203      104,482     181,411
Minority interest                                     (18,534)  (22,251)     (78,978)    (78,626)
Interest in earnings of equity accounted affiliates       566       504        1,393       1,551
Realized currency translation adjustments              (1,017)      392       (2,797)       (456)
                                                      -------   -------    ---------   ---------
NET EARNINGS FROM CONTINUING OPERATIONS                16,144    49,848       24,100     103,880
Earnings from discontinued operations (note 6)          3,037     3,000        9,616       7,942
                                                      -------   -------    ---------   ---------
NET EARNINGS FOR THE PERIOD                            19,181    52,848       33,716     111,822
                                                      =======   =======    =========   =========

The notes constitute an integral part of the consolidated financial statements.

                             CANWEST MEDIAWORKS INC.
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                           AS AT        AS AT
                                                                          MAY 31,    AUGUST 31,
                                                                            2006        2005
                                                                         ---------   ----------
                                                                                      (REVISED
                                                                                        NOTES
                                                                                       1 & 6)
ASSETS
CURRENT ASSETS
Cash                                                                        55,893      17,264
Accounts receivable                                                        518,682     459,172
Income taxes recoverable                                                     4,835          --
Inventory                                                                   11,991      13,533
Investment in broadcast rights                                             209,937     183,114
Future income taxes                                                          3,893       3,893
Other current assets                                                        35,463      25,835
Assets of discontinued operations (note 6)                                  12,301       9,879
                                                                         ---------   ---------
                                                                           852,995     712,690
Other investments                                                           16,950      23,059
Investment in broadcast rights                                              35,673      20,139
Due from parent and affiliated companies (note 7)                           67,934      86,527
Property, plant and equipment                                              672,051     694,171
Future income taxes                                                        180,673      53,285
Other assets                                                                73,186     139,625
Intangible assets                                                        1,163,441   1,142,118
Goodwill                                                                 2,401,820   2,420,851
Assets of discontinued operations (note 6)                                  11,854      12,896
                                                                         ---------   ---------
                                                                         5,476,577   5,305,361
                                                                         =========   =========

LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                           119,717     171,035
Accrued liabilities                                                        278,020     290,080
Income taxes payable                                                            --      44,371
Broadcast rights accounts payable                                           84,062      68,439
Deferred revenue                                                            42,315      36,774
Future income taxes                                                         51,597      44,663
Current portion of long term debt and obligations under capital leases
                                                                            13,381       5,696
Liabilities of discontinued operations (note 6)                             10,803      18,692
                                                                         ---------   ---------
                                                                           599,895     679,750
Long term debt and related foreign currency swap liability (note 4)      2,746,858   2,886,090
Interest rate and foreign currency swap liability                          137,352     215,075
Obligations under capital leases                                            12,490      16,101
Other accrued liabilities                                                  107,453      89,100
Future income taxes                                                        100,393      72,704
Minority interest (note 2)                                                 494,084      90,497
Liabilities of discontinued operations (note 6)                              2,181       2,181
                                                                         ---------   ---------
                                                                         4,200,706   4,051,498
                                                                         ---------   ---------
Commitments and contingencies (note 9)

SHAREHOLDERS' EQUITY
Capital stock                                                              438,838     438,838
Contributed surplus                                                        133,452     132,953
Retained earnings                                                          727,725     694,009
Cumulative foreign currency translation adjustments                        (24,144)    (11,937)
                                                                         ---------   ---------
                                                                         1,275,871   1,253,863
                                                                         ---------   ---------
                                                                         5,476,577   5,305,361
                                                                         =========   =========

The notes constitute an integral part of the consolidated financial statements.

                             CANWEST MEDIAWORKS INC.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                FOR THE THREE       FOR THE NINE
                                                 MONTHS ENDED        MONTHS ENDED
                                              -----------------   -----------------
                                              MAY 31,   MAY 31,   MAY 31,   MAY 31,
                                                2006      2005      2006      2005
                                              -------   -------   -------   -------
Retained earnings - beginning of period, as
   previously reported                        710,453   749,969   695,828   690,953
Adjustment for adoption of new accounting
   pronouncement (note 1)                      (1,909)   (1,776)   (1,819)   (1,734)
                                              -------   -------   -------   -------
Retained earnings - beginning of period, as
   restated                                   708,544   748,193   694,009   689,219
Net earnings for the period                    19,181    52,848    33,716   111,822
                                              -------   -------   -------   -------
Retained earnings - end of period             727,725   801,041   727,725   801,041
                                              =======   =======   =======   =======

The notes constitute an integral part of the consolidated financial statements.

                             CANWEST MEDIAWORKS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                    FOR THE               FOR THE
                                                              THREE MONTHS ENDED     NINE MONTHS ENDED
                                                              ------------------   ---------------------
                                                              MAY 31,    MAY 31,     MAY 31,     MAY 31,
                                                               2006       2005        2006        2005
                                                              -------   --------   ----------   --------
                                                                        (REVISED                (REVISED
                                                                          NOTES                   NOTES
                                                                         1 & 6)                  1 & 6)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings for the period                                    19,181     52,848       33,716    111,822
Earnings from discontinued operations                          (3,037)    (3,000)      (9,616)    (7,942)
Items not affecting cash
   Amortization                                                29,979     32,686       94,473     94,810
   Non-cash interest expense (income)                            (938)     2,710         (583)    29,233
   Future income taxes                                         (2,847)     4,400      (85,856)   (13,156)
   Realized currency translation adjustments                    1,017       (392)       2,797        456
   Interest rate and foreign currency swap losses net of
      settlements                                               4,832      7,597       30,555     24,919
   Loss on debt extinguishment                                     --         --      116,880     43,992
   Loan impairment (recovery) charge                           (5,836)     6,182       (8,888)     6,182
   Investment gains, losses and write-downs                      (202)      (285)    (103,259)      (231)
   Amortization and write-down of film and television
      programs                                                     --      1,546           --      4,810
   Pension expense                                              3,635      3,646        7,816      9,613
   Minority interest                                           18,534     22,251       78,978     78,626
   Earnings from equity accounted affiliates                     (566)      (504)      (1,393)    (1,551)
   Foreign exchange (gains) losses                             12,451        849       11,559     (2,666)
   Stock based compensation expense                               968        693        3,019      2,808
                                                              -------   --------   ----------   --------
                                                               77,171    131,227      170,198    381,725
Changes in non-cash operating accounts                        (68,163)   (59,687)    (205,725)  (104,979)
                                                              -------   --------   ----------   --------
Cash flows from operating activities of continuing
   operations                                                   9,008     71,540      (35,527)   276,746
Cash flows from operating activities of discontinued
   operations                                                   2,678      4,409        9,000      8,009
                                                              -------   --------   ----------   --------
Cash flows from operating activities                           11,686     75,949      (26,527)   284,755
                                                              -------   --------   ----------   --------

INVESTING ACTIVITIES
Other investments                                                (376)       134       (2,947)       426
Investment in broadcast licences                               (1,348)      (722)      (2,414)    (2,265)
Acquisitions (note 2)                                         (72,668)        --      (72,668)   (12,493)
Proceeds from divestitures                                         --         --      515,285         --
Proceeds from sales of other investments                           --         --        9,300      2,171
Proceeds from sale of property, plant and equipment               443         --        1,413      3,383
Purchase of property, plant and equipment                     (20,970)   (16,753)     (59,864)   (55,273)
Proceeds from (advances to) parent and affiliated companies       699      7,620       25,565      9,302
Investing activities from discontinued operations                 (87)      (211)        (454)      (828)
                                                              -------   --------   ----------   --------
                                                              (94,307)    (9,932)     413,216    (55,577)
                                                              -------   --------   ----------   --------

FINANCING ACTIVITIES
Issuance of long term debt, net of financing costs             (2,293)    (1,430)     941,291    142,782
Repayment of long term debt                                      (215)   (23,278)  (1,376,817)  (282,156)
Advances (repayments) of revolving facilities, net of
   financing costs                                            102,257    (82,953)     577,070     (4,947)
Settlement of swap liabilities                                     --         --     (354,205)        --
Swap recouponing (payments) receipts                               --      2,190      (48,726)   (60,359)
Payments of capital leases                                       (477)      (438)      (1,063)      (976)
Issuance of share capital of Network TEN                           --         --          498      5,317
Payment of distribution to minority interest                  (15,023)    (2,517)     (76,521)   (50,274)
Financing activities from discontinued operations              (1,956)    (2,302)      (6,976)    (7,771)
                                                              -------   --------   ----------   --------
                                                               82,293   (110,728)    (345,449)  (258,384)
                                                              -------   --------   ----------   --------
Foreign exchange gain (loss) on cash denominated in foreign
   currencies                                                    (800)      (271)      (2,611)       671
                                                              -------   --------   ----------   --------
NET CHANGE IN CASH                                             (1,128)   (44,982)      38,629    (28,535)
CASH - BEGINNING OF PERIOD                                     57,021    113,561       17,264     97,114
                                                              -------   --------   ----------   --------
CASH - END OF PERIOD                                           55,893     68,579       55,893     68,579
                                                              =======   ========   ==========   ========

The notes constitute an integral part of the consolidated financial statements.

                             CANWEST MEDIAWORKS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2006 AND MAY 31, 2005
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

1.   SIGNIFICANT ACCOUNTING POLICIES

     On November 18, 2004, 3815668 Canada Inc. amalgamated with its wholly-owned subsidiary CanWest Media Inc. and was renamed CanWest Media Inc. On September 1, 2005, CanWest Media Inc. amalgamated with twelve related companies and continued as CanWest MediaWorks Inc. CanWest MediaWorks Inc. ("the Company") and its predecessor companies are wholly-owned subsidiaries of CanWest Global Communications Corp. ("CanWest"). These transactions have been accounted for on a "continuity of interests" basis. These financial statements reflect the consolidated financial position and consolidated results of all the amalgamated companies for all periods prior to the transaction dates.

     The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising, and Internet websites in Canada, Australia, New Zealand, Turkey and Ireland. The Company's operating segments include television, publishing and interactive operations, radio and outdoor advertising. In Canada, the Television segment includes the operation of the Global Television Network, TVtropolis, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television segment includes TEN Group Pty Limited's ("TEN Group") TEN Television Network ("Network TEN"). The Canadian Publishing and Interactive segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The Company's ownership of the publishing and interactive operations, excluding the National Post, is held through CanWest MediaWorks Limited Partnership ("Limited Partnership"). The New Zealand Television segment includes CanWest MediaWorks (NZ) Limited's TV3 and C4 Television Networks. The New Zealand Radio segment includes CanWest MediaWorks (NZ) Limited's RadioWorks operation, which is comprised of six nationally-networked radio brands and two local radio brands. The Turkey Radio segment is comprised of four radio brands: Super FM, Metro FM, Joy FM and Joy Turk FM. The Australian Outdoor Advertising segment includes EyeCorp Pty Limited ("Eye Corp"), an outdoor advertising operation which is wholly owned by TEN Group. The Company's economic interest in the Limited Partnership, TEN Group and CanWest MediaWorks (NZ) Limited is 74.2%, 56.4% and 70%, respectively. Corporate and Other includes various investments in media operations and corporate costs.

     The Company's broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and interactive revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

     A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

     BASIS OF PRESENTATION

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all of the information and disclosures required for annual financial statements. Except as noted below, the accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted.

     RECLASSIFICATION OF PRIOR PERIOD AMOUNTS

     Certain prior period amounts have been reclassified to conform with the financial statement presentation adopted in the current year.

     STOCK BASED COMPENSATION

     The Company has stock based compensation plans under which options of its parent company, CanWest, are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest adopted the fair value method of accounting recommended by the CICA in Section 3870, "Stock-based compensation and other stock-based payments", prospectively for share-based compensation awards granted after September 1, 2003. Accordingly, in the period, the Company expensed $1.4 million (2005 - $2.4 million) and credited due from parent and affiliated companies related to stock options granted by CanWest to the employees of the Company. The fair value of the options granted during the nine months ended May 31, 2006 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2005 - nil), an expected volatility of 31% (2005 - 42%), risk free interest rates of 4.0% (2005 - 4.2%) and an expected life of 7 years (2005 - 7 years).

     The total fair value of 982,750 stock options granted by the Company in the nine months ended May 31, 2006 with an average exercise price of $10.10 per option was $4.1 million, a weighted average fair value per option of $4.17. During the nine months ended May 31, 2005, 1,177,500 stock options were granted with a total fair value of $6.3 million and a weighted average fair value per option of $5.35. During 2005, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the nine months ended May 31, 2006, the Company recorded compensation expense, and a credit to contributed surplus, of $0.5 million (2005 - $0.4 million) related to these shares.

     The proforma cost of share compensation expense, for awards granted prior to September 1, 2003, for the three and nine months ended May 31, 2006 would be $0.2 million and $0.7 million, respectively (2005 - $0.3 million and $0.9 million). A value of $0.8 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings from continuing operations for the three months ended May 31, 2006, would be $15.9 million, (2005 - $49.5 million), and nine months ended May 31, 2006, would be $23.4 million (2005 - $102.9 million). The resulting proforma net earnings for the three months ended May 31, 2006, would be $18.9 million (2005 - $52.5 million), and nine months ended May 31, 2006, would be $33.0 million (2005 - $110.9 million).

     ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

     During the quarter, the Company applied the interpretations of the Canadian Institute of Chartered Accountants Emerging Issues Committee abstract 159 "Conditional Asset Retirement Obligations" (EIC-159). Under EIC-159, a liability should be recognized if the entity has sufficient information to reasonably estimate the fair value of the asset retirement obligation. The Company has determined that it has conditional asset retirement obligations on certain of its assets, and accordingly, has recognized a liability in the quarter. The change has been accounted for retroactively with restatement. The impact of the change has increased the cost of property plant and equipment by $1.3 million (as at August 31, 2005 - $1.3 million), increased accumulated amortization by $0.6 million (as at August 31, 2005 - $0.5 million), increased future tax asset by $0.2 million (as at August 31, 2005 - $0.2 million), increased asset retirement obligation by $3.7 million (as at August 31, 2005 - $3.6 million), decreased future income taxes liability by $0.8 million (as at August 31, 2005 - $0.8 million) decreased minority interest by $0.1 million (as at August 31, 2005 - $ 0.1 million), increased amortization expense for the three months ended May 31, 2006 by $0.1 million (2005 - $0.1 million) and for the nine months by $0.2 million (2005 - $0.2 million), decreased future tax expense for the three months ended May 31, by a nominal amount for 2006 and 2005 and for the nine months by $0.1 million (2005 - $0.1 million), and decreased net earnings by a nominal amount for the three months ended May 31, 2006 (2005 - nominal) and by $0.1 million (2005 -$0.1 million) for the nine months ended May 31, 2006. Opening retained earnings for the three months ended May 31 has been decreased by $1.9 million (2005 - $1.8 million), and for the nine months, opening retained earnings has been decreased by $1.8 million (2005 - $1.7 million).

2.   ACQUISITIONS AND DIVESTITURE

     Acquisitions

     (a) On September 1, 2004, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture) for $12.5 million (A$13.4 million). In addition on July 1, 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited) for $7.0 million (A$7.8 million). The principal business activities of these companies are the sale of outdoor advertising.

          Eye Corp accounted for these acquisitions using the purchase method. As such, the results of operations reflect revenue and expenses of the acquired operations since the date of acquisition. A summary of the fair value of the assets and liabilities acquired is as follows:

     Current assets                                         5,872
     Property, plant and equipment                          5,224
     Site licenses                                          3,931
     Goodwill                                               9,633
     Liabilities                                           (1,607)
                                                           ------
                                                           23,053
                                                           ======

     Consideration:
     Cash                                                  19,487
     Carrying value of investment at date of acquisition    3,566
                                                           ------
                                                           23,053
                                                           ======

     (b) On April 14, 2006, the Company completed its acquisition of Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $73 million, subject to final regulatory approval of certain aspects of the transaction. The principal business activity of these companies is the operation of radio stations and the operations will be presented in the Turkey radio segment. The Company will initially have a 20% equity stake in Super FM, the largest and most profitable of the four stations, but its subsidiaries will have the option of acquiring up to 100% of each station, subject to a relaxation in Turkish foreign ownership restrictions. The Company also entered into an agreement to provide operational, sales and advisory services to the stations on a fee-for-service basis. As a result of our equity interest, financing of the purchase and operational agreements, the Company has determined that it is the primary beneficiary as defined by CICA handbook's Accounting Guideline 15, Consolidation of Variable Interest Entities, of these radio stations and accordingly, the Company will consolidate the results of these acquisitions. As the transaction has just recently closed, the Company is currently in the process of determining the fair values of the assets acquired and identification of intangible assets. The Company will complete the allocation the purchase price equation once this process is complete. A summary of the preliminary fair values of the assets and liabilities acquired is as follows:

     Property, plant and equipment      240
     Goodwill                        11,800
     Broadcast licenses              60,738
     Liabilities                       (110)
                                     ------
                                     72,668
                                     ======

     Divestiture

     On October 13, 2005, the Company transferred its investment in its newspaper and interactive operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services to the Company, (the "Publications Group") to a new entity, the Limited Partnership. In exchange, the Company received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,339.5 million.

     Concurrently, the CanWest MediaWorks Income Fund (the "Fund") closed its initial public offering ("IPO") of units and invested the proceeds for units of the Limited Partnership representing a 25.8% interest. Total proceeds for the offering were $550 million and costs of the offering were $34.7 million and were paid by the Limited Partnership.

     In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion and drew $830.0 million on the credit facilities.

     The Limited Partnership utilized the proceeds of the issuance of the units to the Fund and $822.5 million in drawings under its new credit facilities to repay the $1,339.5 million note payable to the Company.

     Approximately 26% of the Company's units of the Limited Partnership are subordinated in the payment of distributions if the Limited Partnership does not have adequate resources on a quarterly basis to fund distributions. The subordination period ends October 31, 2007, at which time these units will have the same terms and conditions as the other partnership units.

3.   INCOME TAXES

     The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

                                                            FOR THE THREE        FOR THE NINE
                                                             MONTHS ENDED        MONTHS ENDED
                                                          -----------------   -----------------
                                                          MAY 31,   MAY 31,   MAY 31,   MAY 31,
                                                            2006      2005      2006      2005
                                                          -------   -------   -------   -------
     Income taxes at combined Canadian statutory
        rate of 34.37% (2005 - 35.20%)                    10,321     31,303    14,944    82,627
     Non-taxable portion of capital (gains) and losses       (23)       861    (2,302)    2,461
     Effect of valuation allowance on future tax
       assets, net of reversals                           (7,650)     2,176    (2,379)    3,703
     Effect of foreign income tax rates differing from
        Canadian income tax rates                         (1,053)      (899)   (6,171)  (11,155)
     Incremental taxes on debt extinguishment                 --         --        --     5,697
     Change in expected future tax rates                    (227)        --    (3,415)   (4,338)
     Large corporations tax                                  620        701     2,314     2,136
     Non-taxable dilution gain on disposition to
        Limited Partnership                                   55         --   (44,385)       --
     Limited Partnership net earnings allocated to
        minority interest                                 (4,833)        --   (11,738)       --
     Non-deductible foreign exchange losses                4,201         --     4,201        --
     Effect of uncertain tax positions                    (9,480)        --   (15,852)   (4,899)
     Non-deductible expenses                               2,893        353     4,621     1,692
     Prior period temporary differences not previously
        tax effected                                          --         --        --    (6,989)(1)
     Change in Australian tax consolidation legislation       --    (17,710)       --   (17,710)
     Other                                                    77        942      (839)      101
                                                          ------    -------   -------   -------
     Provision for (recovery of) income taxes             (5,099)    17,727   (61,001)   53,326
                                                          ======    =======   =======   =======

(1) The provision for income taxes for the nine months ended May 31, 2005, includes adjustments for prior period temporary differences not previously tax effected aggregating to $7.0 million ($6.2 million future income tax and $0.8 million current income tax). The Company has determined these adjustments were not material to the reported results, accordingly, the adjustments were included in earnings. This adjustment has the effect of increasing basic and diluted earnings per share for the nine months ended May 31, 2005 by $0.04 per share.

4.   LONG TERM DEBT

                                              AS AT        AS AT
                                             MAY 31,    AUGUST 31,
                                               2006        2005
                                            ---------   ----------
     Senior Secured Credit facility(1)        452,223          --
     Senior Secured Credit facility (2)            --     346,100
     Senior unsecured notes (2)                   276     237,420
     Senior subordinated notes (2)              9,634     549,632
     Senior subordinated notes                870,059     936,967
     CanWest MediaWorks Limited
        Partnership Secured Credit
        facility(3)                           825,000          --
     Bank loan AUS$115,000
        (Aug. 31, 2005 - AUS$180,000)          95,335     160,794
     Senior unsecured notes US$125,000
        (Aug. 31, 2005- US$125,000)           136,078     148,609
     Senior notes AUS$150,000(4)              124,350          --
     Term bank loan NZ$194,700
        (Aug. 31, 2005 - NZ$187,802)          136,660     154,824
                                            ---------   ---------
                                            2,649,615   2,534,346
     Effect of foreign currency swaps (2)     106,877     356,241
                                            ---------   ---------
     Long term debt                         2,756,492   2,890,587
     Less portion due within one year          (9,634)     (4,497)
                                            ---------   ---------
     Long term portion                      2,746,858   2,886,090
                                            =========   =========

     Except for the changes noted in (1)(2)(3) and (4), the terms and conditions of the long term debt are the same as disclosed in the August 31, 2005 consolidated financial statements.

(1) In October 2005, the Company obtained a new $500 million revolving term credit facility. During the second quarter, the Company finalized an amendment to the credit facility that increased the amount available to $600 million and revised certain of the financial covenants under the credit facility. As at May 31, 2006, the Company has $119.0 million, net of letters of credit of $28.0 million, available on this facility of which we can draw $31 million. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. This facility is secured by substantially all of the Company's directly held assets including the assets of its Canadian broadcast operations, the National Post, partnership units of CanWest MediaWorks Limited Partnership, and shares of CanWest MediaWorks (NZ) Limited and TEN Group Pty Limited, excluding the convertible debenture held in TEN Group Pty Limited.

(2)  The Company settled debt and associated swaps as follows:

     i. In October 2005, the Company completed a tender offer for its 10.625% senior subordinated notes payable due in 2011 and its 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $765.8 million was retired for cash of $849.7 million. In addition, deferred financing and other costs of $27.0 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $75.6 million, net of tax of $35.3 million. As a result of the repayment of these notes the Company recorded a swap loss of $34.5 million, net of tax of $19.0 million related to the associated cross currency interest rate swaps. In May 2006, the Company gave notice that it was redeeming the remaining 10.625% notes payable, due in 2011. The notes with a book value of $9.7 million will be redeemed for cash of $10.2 million in June 2006. The transaction will result in a loss on debt retirement of $0.3 million, net of tax of $0.2 million. The notes not settled under the tender offers are due on the original due dates and are subject to the same terms except that the covenants associated with these notes have been eliminated.

     ii. In October 2005, the Company retired its senior credit facility. Debt with a book value of $526.4 million was settled for cash of $526.4 million. In addition, deferred financing costs of $6.0 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $3.9 million, net of tax of $2.1 million. In addition, as a result of the settlement of this debt, the Company will record a loss of $46.3 million, net of tax of $25.4 million related to the associated interest rate and cross currency interest rate swaps.

     iii. In November 2005, the Company retired interest rate and cross currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross currency interest rate swap related to the senior secured credit facilities for cash of $364.0 million.

(3) CanWest MediaWorks Limited Partnership obtained credit facilities in the amount of $1 billion consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. The non-revolving facility matures in five years, and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. The Limited Partnership has drawn $825.0 million on its non-revolving facility and nil on its revolving facility. The Limited Partnership has entered into five year interest rate swap contracts to fix the interest payments on a notional amount of $825.0 million for the first three years and $660.0 million for the remaining two years resulting in an effective interest rate of 5%.

(4) In December 2005, TEN Group completed a private placement of floating rate senior notes due 2015 in the amount of A$150 million. Interest is due quarterly with the rate set at the beginning of each quarter and is calculated based upon the three month BBSW rate plus 0.69%. The notes are secured by a direct, unconditional and general obligation of TEN Group except that they are subordinated to the secured debt.

     Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability ($500 million). There are also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $119 million in the nine months ended May 31, 2006 (2005 - $97 million), $69 million of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or changes in interest rates may result in further payments to counterparties.

     The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage and is also subject to certain restrictions under negative covenants.

5.   INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

     The Company has recorded the following investment gains and losses.

                                                 FOR THE THREE MONTHS ENDED    FOR THE NINE MONTHS ENDED
                                                ---------------------------   ---------------------------
                                                MAY 31, 2006   MAY 31, 2005   MAY 31, 2006   MAY 31, 2005
                                                ------------   ------------   ------------   ------------
     Dilution gain - sale of 25.8% of Limited
        Partnership                                   --             --          101,688            --
     Gain on sale of investments                      --             --              138         2,171
     Dilution gain - TEN Group and CanWest
        MediaWorks (NZ) Limited                       --             --               64           733
     Other                                           202            285            1,369        (2,673)
                                                     ---            ---          -------        ------
                                                     202            285          103,259           231
                                                     ===            ===          =======        ======

6.   DISCONTINUED OPERATIONS

     During the second quarter of fiscal 2006, the Company commenced a process to sell its 45% interest in TV3 Ireland as it was no longer considered a core operating asset. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. During the third quarter, the Company announced it reached a deal to sell its stake in TV3 Ireland for E138 million. The final amount of the proceeds is subject to various adjustments. The closing of the transaction is subject to a 90 day right of first refusal by one of the other shareholders and regulatory approval. Prior to the classification as a discontinued operation, the results of TV3 Ireland were reported within the Ireland television segment.

     The classification of TV3 Ireland as a discontinued operation has decreased earnings from continuing operations by $3.0 million and $9.6 million for the three and nine months ended May 31, 2006, respectively, (2005 - three months $3.0 million, nine months $7.9 million). Cash flows from continuing operations have been increased by $0.3 million and decreased by $0.6 million for the three and nine months ended May 31, 2006, respectively, (2005 - decreased by $0.8 million for the three months and increased by $1.5 million for the nine months).

     The earnings from discontinued operations are summarized as follows:

                                             FOR THE THREE MONTHS ENDED   FOR THE NINE MONTHS ENDED
                                             --------------------------   -------------------------
                                                  MAY 31,   MAY 31,           MAY 31,   MAY 31,
                                                    2006      2005              2006      2005
                                                  -------   -------           -------   -------
     Revenue                                       9,735     10,386            30,044    30,168
                                                   =====     ======            ======    ======

     Earnings from discontinued operations
        before tax expense                         3,471      3,438            11,148     9,208
     Income tax expense                              434        438             1,532     1,266
                                                   -----     ------            ------    ------
     Earnings from discontinued operations         3,037      3,000             9,616     7,942
                                                   =====     ======            ======    ======

     The carrying values of the net assets related to the discontinued operations are as follows:

                                      AS AT MAY 31,   AS AT AUGUST 31,
                                          2006              2005
                                      -------------   ----------------
     Investment in broadcast rights       5,279             5,615
     Other current assets                 7,022             4,264
                                         ------            ------
     Total current assets                12,301             9,879
                                         ------            ------
     Investment in broadcast rights       1,366             1,058
     Other non-current assets            10,488            11,838
                                         ------            ------
     Total non-current assets            11,854            12,896
                                         ------            ------
     Debt                                 4,776            12,270
     Other current liabilities            6,027             6,422
                                         ------            ------
     Total current liabilities           10,803            18,692
                                         ------            ------
     Long term liabilities                2,181             2,181
                                         ------            ------
     Net assets                          11,171             1,902
                                         ======            ======

7.   RELATED PARTY TRANSACTIONS

     Due from parent and affiliated companies consist of the following:

                                                         AS AT       AS AT
                                                        MAY 31,   AUGUST 31,
                                                         2006        2005
                                                       --------   ----------
     Due from parent, CanWest - non-interest bearing     66,940      75,051
     Due from various affiliated companies
        CanWest Entertainment Inc. - non-interest
        Bearing                                          60,888      60,771
     Fireworks Entertainment Inc. - non-interest
        bearing                                         361,354     380,841
     Provision for loan impairment                     (421,248)   (430,136)
                                                       --------    --------
     Due from parent and affiliated companies            67,934      86,527
                                                       ========    ========

     These advances have no fixed repayment terms.

     The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest in the amount of $421.2 million. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004 CanWest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $421.2 million against these loans.

     The Company made operating lease payments of $2.4 million to CanWest and affiliated companies for the nine months ended May 31, 2006 (2005 - $2.3 million), which are included in selling, general and administrative expenses. For the nine months ended May 31, 2005, the Company acquired broadcast rights for television programs from Fireworks in the amount of $2.1 million, which are included in operating expenses.

     Senior subordinated notes payable to CanWest Communications Corporation, the parent company of CanWest, with a book value of $49.7 million (US$41.9 million) were settled in October 2005, under the same terms offered to the unrelated senior subordinated note holders for $55.4 million. For the nine months ended May 31, 2006, interest expense related to this debt totaled $0.7 million (2005 - $4.5 million).

     All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

8.   EMPLOYEE BENEFIT PLANS

     The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. The measurement date for the plans is June 30 of each year. Information regarding the components of net periodic benefit cost for the benefit plans is presented below:

                                                          POST RETIREMENT                         POST RETIREMENT
                                      PENSION BENEFITS        BENEFITS        PENSION BENEFITS        BENEFITS
                                     -----------------   -----------------   -----------------   -----------------
                                           FOR THE THREE MONTHS ENDED              FOR THE NINE MONTHS ENDED
                                     -------------------------------------   -------------------------------------
                                     MAY 31,   MAY 31,   MAY 31,   MAY 31,   MAY 31,   MAY 31,   MAY 31,   MAY 31,
                                       2006      2005     2006      2005       2006      2005     2006       2005
                                     -------   -------   -------   -------   -------   -------   -------   -------
     Current service cost             5,781     4,443       451      333      17,343    13,329    1,353       998
     Employee contributions          (1,535)   (1,540)       --       --      (4,606)   (4,620)      --        --
     Accrued interest on benefits     6,153     6,108       631      587      18,459    18,323    1,893     1,760
     Expected return on plan
        assets                       (5,800)   (5,056)       --       --     (17,400)  (15,167)      --        --
     Amortization of transitional
        obligation                      109       148        76       --         326       443      228        --
     Amortization of past service
        costs                           301       301        34       34         904       904      102       102
     Amortization of net actuarial
        loss (gain)                   1,368       757        14      (14)      4,105     2,271       43       (41)
     Changes in valuation
        allowance                       (21)      (18)       --       --         (63)      (53)      --        --
                                      -----     -----     -----     ----      ------    ------    -----     -----
     Total pension and post
        retirement benefit expense    6,356     5,143     1,206      940      19,068    15,430    3,619     2,819
                                      =====     =====     =====     ====      ======    ======    =====     =====

9.   COMMITMENTS AND CONTINGENCIES

     COMMITMENTS

     (a) In May 2006, the television segments entered into commitments for new programming. Management estimates that these new commitments will result in future annual broadcast rights expenditures of approximately $65 million.

     CONTINGENCIES

     (b) The Company has requested arbitration related to $94.5 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively "Hollinger") related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger. Hollinger disputes this claim and claims that it and certain of its affiliates are owed $45 million by the Company. The outcome and recoverability of this claim is not determinable.

     (c) In March 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CanWest Broadcasting Ltd.'s ("CBL's") former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $405 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders' interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not determinable and the Company intends to vigorously defend this lawsuit.

     (d) The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003, in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not determinable.

     (e) CanWest MediaWorks (NZ) Limited has received a Notice of Proposed Adjustment from the New Zealand Inland Revenue covering the years 2002 to 2004 that proposes a potential tax liability of NZ$13.3 million on the treatment of its optional convertible notes. A Notice of Proposed Adjustment is an instrument through which the New Zealand Inland Revenue advises a taxpayer that it is considering amending its tax assessment from that in the tax return and is not a confirmation of liability. CanWest MediaWorks (NZ) Limited is confident that the tax treatment that it has applied to the notes is correct and does not believe that any material additional tax liability will result. The outcome of this situation is not determinable and CanWest MediaWorks
          (NZ) Limited intends to dispute the proposed adjustments.

     (f) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

10.  SEGMENTED INFORMATION

     The Company operates primarily within the publishing and interactive, television, radio, and outdoor advertising industries in Canada, Australia, New Zealand, Turkey and Ireland. Segmented information has been retroactively revised to reflect the Company's classification of the Ireland television segment as discontinued.

     Each segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. The Company accounts for inter-segmented information as if the sales were to third parties. Segmented information and a reconciliation from segment operating profit to earnings before income taxes are presented below:

                                            SEGMENT OPERATING                            SEGMENT OPERATING
                            REVENUE(1)          PROFIT(2)            REVENUE (1)             PROFIT(2)
                        -----------------   -----------------   ---------------------   -------------------
                              FOR THE THREE MONTHS ENDED                 FOR THE NINE MONTHS ENDED
                        -------------------------------------   -------------------------------------------
                        MAY 31,   MAY 31,   MAY 31,   MAY 31,    MAY 31,     MAY 31,     MAY 31,    MAY 31,
                          2006      2005      2006      2005       2006        2005       2006       2005
                        -------   -------   -------   -------   ---------   ---------   --------   --------
Publishing and
   Interactive-Canada   322,850   323,383    66,417    75,144     965,244     938,609    195,552    216,006
                        -------   -------   -------   -------   ---------    --------   --------   --------
Television
Canada                  187,661   200,696    24,070    56,849     528,565     564,695     52,521    138,012
Australia-Network
   TEN                  148,748   194,452    21,470    52,929     499,726     595,876    158,567    231,894
New Zealand              24,716    30,948     4,978     5,868      83,454      89,803     18,839     22,364
                        -------   -------   -------   -------   ---------   ---------   --------   --------
Total television        361,125   426,096    50,518   115,646   1,111,745   1,250,374    229,927    392,270
Radio - New Zealand      18,704    23,054     4,595     4,965      64,581      71,229     18,346     20,660
Radio - Turkey            2,246        --     1,376        --       2,246          --      1,376         --
Outdoor - Australia      26,219    26,803     3,493     5,327      81,358      80,625     15,658     18,024
Corporate and other          --        --   (10,044)   (7,217)         --          --    (30,400)   (20,987)
                        -------   -------   -------   -------   ---------   ---------   --------   --------
                        731,144   799,336   116,355   193,865   2,225,174   2,340,837    430,459    625,973
                        =======   =======                       =========   =========
Ravelston
   management
   contract
   termination                                   --      (188)                                --       (750)
                                            -------   -------                           --------   --------
                                            116,355   193,677                            430,459    625,223
Amortization of
   intangibles                                  676     4,988                             11,138     14,885
Amortization of
   property, plant
   and equipment                             24,444    23,314                             72,214     67,737
Other amortization                            3,335     1,291                              6,167      3,773
                                            -------   -------                           --------   --------
Operating income                             87,900   164,084                            340,940    538,828
Interest expense                            (45,942)  (58,836)                          (144,452)  (192,686)
Interest income                                 346       994                              1,592      2,871
Amortization of
   deferred financing
   costs                                     (1,524)   (3,093)                            (4,954)    (8,414)
Interest rate and
   foreign currency
   swap losses                               (4,746)   (7,530)                          (132,445)   (57,030)
Foreign exchange
   gains (losses)                           (12,042)     (792)                           (12,467)     1,111
Loan impairment
   recovery (charge)                          5,836    (6,182)                             8,888     (6,182)
Investment gains,
   losses and
   write-downs                                  202       285                            103,259        231
Loss of debt
   extinguishment                                --        --                           (116,880)   (43,992)
                                            -------   -------                           --------   --------
Earnings before
   income taxes                              30,030    88,930                             43,481    234,737
                                            =======   =======                           ========   ========

(1) Represents revenue from third parties. In addition the following segments recorded intercompany revenues for the nine months ended May 31, 2006:
     Canadian Television - $1.1 million (2005 - $0.7 million), Publishing and Interactive - Canada - $2.5 million (2005 - $0.6 million).

(2) Corporate and other in 2005 has been reclassified to conform with the presentation adopted in the current year.